UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of September 30, 2022, with the report of independent registered public accounting firm

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Consolidated Statements of Financial Position

PETROBRAS

As of September 30, 2022 and December 31, 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2022	12.31.2021	Liabilities	Note	09.30.2022	12.31.2021
Current assets				Current liabilities
Cash and cash equivalents	3.1	4,374	10,467	Trade payables		5,209	5,483
Marketable securities	3.2	2,411	650	Finance debt	23.1	3,306	3,641
Trade and other receivables	9.1	4,074	6,368	Lease liability	24	5,337	5,432
Inventories	10	9,770	7,255	Income taxes payable	11.1	1,585	733
Recoverable income taxes	11.1	178	163	Other taxes payable	11.2	2,866	4,001
Other recoverable taxes	11.2	1,258	1,183	Employee benefits	12	2,205	2,144
Others		2,099	1,573	Others		2,953	1,875
		24,164	27,659			23,461	23,309
				Liabilities related to assets classified as held for sale	22	1,658	867
Assets classified as held for sale	22	5,305	2,490			25,119	24,176
		29,469	30,149
				Non-current liabilities
Non-current assets				Finance debt	23.1	27,549	32,059
Long-term receivables				Lease liability	24	18,076	17,611
Trade and other receivables	9.1	1,945	1,900	Income taxes payable	11.1	297	300
Marketable securities	3.2	49	44	Deferred income taxes	11.1	6,561	1,229
Judicial deposits	13.2	10,046	8,038	Employee benefits	12	8,741	9,374
Deferred income taxes	11.1	494	604	Provisions for legal proceedings	13.1	2,519	2,018
Other recoverable taxes	11.2	3,675	3,261	Provision for decommissioning costs	14	14,890	15,619
Others		940	487	Others		2,315	2,150
		17,149	14,334			80,948	80,360
				Total liabilities		106,067	104,536

				Equity
				Share capital (net of share issuance costs)	25.1	107,101	107,101
Investments	20	1,672	1,510	Capital reserve and capital transactions		1,144	1,143
Property, plant and equipment	15	124,120	125,330	Profit reserves		67,562	72,811
Intangible assets	16	2,852	3,025	Accumulated other comprehensive (deficit)		(106,909)	(111,648)
		145,793	144,199	Attributable to the shareholders of Petrobras		68,898	69,407
				Non-controlling interests		297	405
						69,195	69,812

Total assets		175,262	174,348	Total liabilities and equity		175,262	174,348
The notes form an integral part of these unaudited consolidated interim financial statements.
3

Unaudited Consolidated Statements of Income

PETROBRAS

Three and nine-month periods ended September 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021

Sales revenues	4	94,303	59,935	32,411	23,255
Cost of sales	5.1	(43,894)	(29,712)	(15,875)	(11,863)
Gross profit		50,409	30,223	16,536	11,392

Income (expenses)
Selling expenses	5.2	(3,638)	(3,137)	(1,213)	(1,103)
General and administrative expenses	5.3	(956)	(870)	(334)	(337)
Exploration costs	18	(230)	(538)	(107)	(133)
Research and development expenses		(613)	(415)	(187)	(151)
Other taxes		(245)	(369)	(93)	(217)
Impairment of assets	17	(422)	2,918	(255)	3,098
Other income and expenses	6	1,690	(550)	(177)	(157)
		(4,414)	(2,961)	(2,366)	1,000

Income before net finance expense, results of equity-accounted investments and income taxes		45,995	27,262	14,170	12,392

Finance income		1,396	555	515	227
Finance expenses		(2,506)	(4,270)	(790)	(1,191)
Foreign exchange gains (losses) and inflation indexation charges		(3,016)	(4,767)	(1,249)	(3,898)
Net finance expense	7	(4,126)	(8,482)	(1,524)	(4,862)

Results of equity-accounted investments	20	373	1,500	32	291

Net income before income taxes		42,242	20,280	12,678	7,821

Income taxes	11.1	(13,763)	(5,970)	(3,888)	(1,867)

Net income for the period		28,479	14,310	8,790	5,954
Net income attributable to shareholders of Petrobras		28,378	14,239	8,763	5,938
Net income attributable to non-controlling interests		101	71	27	16
Basic and diluted earnings per common and preferred share - in U.S. dollars	25.3	2.18	1.09	0.67	0.46

The notes form an integral part of these unaudited consolidated interim financial statements.
4

Unaudited Consolidated Statements of Comprehensive Income

PETROBRAS

Three and nine-month periods ended September 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Net income for the period	28,479	14,310	8,790	5,954

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans
Recognized in equity	−	2,862	−	1,143
Deferred income tax	−	(585)	−	−
	−	2,277	−	1,143

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	3,067	(2,456)	(2,006)	(4,907)
Reclassified to the statement of income	3,597	3,339	1,109	1,032
Deferred income tax	(2,266)	(299)	305	1,318
	4,398	584	(592)	(2,557)

Translation adjustments (*)
Recognized in equity	234	(835)	(380)	(1,704)
Reclassified to the statement of income	−	41	−	7
	234	(794)	(380)	(1,697)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	120	32	(25)	(109)

Other comprehensive income (loss)	4,752	2,099	(997)	(3,220)

Total comprehensive income	33,231	16,409	7,793	2,734
Comprehensive income attributable to shareholders of Petrobras	33,117	16,406	7,776	2,755
Comprehensive income (loss) attributable to non-controlling interests	114	3	17	(21)
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited consolidated interim financial statements.

5

Unaudited Consolidated Statements of Cash Flows

PETROBRAS

Nine-month periods ended September 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2022	Jan-Sep/2021
Cash flows from operating activities
Net income for the period		28,479	14,310
Adjustments for:
Pension and medical benefits (actuarial expense)	12	939	1,806
Results of equity-accounted investments	20.2	(373)	(1,500)
Depreciation, depletion and amortization	8	9,897	8,786
Impairment of assets (reversals)	17	422	(2,918)
Inventory write-down (write-back) to net realizable value	10	7	(3)
Allowance (reversals) for credit loss on trade and other receivables		42	(14)
Exploratory expenditure write-offs	18	128	214
Results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(1,138)	(182)
Foreign exchange, indexation and finance charges		4,735	8,232
Deferred income taxes, net	11.1	2,239	3,998
Revision and unwinding of discount on the provision for decommissioning costs	14	424	587
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation		(1)	(983)
Results from co-participation agreements in bid areas	16	(2,862)	(667)
Assumption of interest in concessions		−	(98)
Early termination and cash outflows revision of lease agreements		(558)	(348)
(Gains) losses with legal, administrative and arbitration proceedings	6	821	545
Decrease (Increase) in assets
Trade and other receivables		729	(1,487)
Inventories		(2,595)	(2,164)
Judicial deposits		(1,312)	(835)
Other assets		(756)	(125)
Increase (Decrease) in liabilities
Trade payables		(341)	850
Other taxes		9,129	4,451
Pension and medical benefits		(1,869)	(2,055)
Provisions for legal proceedings		(254)	(355)
Short-term benefits		(63)	(139)
Provision for decommissioning costs		(442)	(526)
Other liabilities		243	161
Income taxes paid		(8,801)	(946)
Net cash provided by operating activities		36,869	28,595
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(6,020)	(4,640)
Investments in investees		(20)	(15)
Proceeds from disposal of assets - Divestment		3,915	2,906
Financial compensation from co-participation agreements	16	5,334	2,938
Divestment (Investment) in marketable securities		(1,615)	117
Dividends received		319	294
Net cash provided by investing activities		1,913	1,600
Cash flows from financing activities
Changes in non-controlling interest		43	(11)
Proceeds from financing	23.3	2,530	1,754
Repayment of principal - finance debt	23.3	(7,796)	(20,490)
Repayment of interest - finance debt	23.3	(1,438)	(1,870)
Repayment of lease liability	24	(4,006)	(4,381)
Dividends paid to Shareholders of Petrobras		(33,671)	(5,828)
Dividends paid to non-controlling interests		(68)	(75)
Net cash used in financing activities		(44,406)	(30,901)
Effect of exchange rate changes on cash and cash equivalents		(482)	(94)
Net change in cash and cash equivalents		(6,106)	(800)
Cash and cash equivalents at the beginning of the period		10,480	11,725

Cash and cash equivalents at the end of the period		4,374	10,925
The notes form an integral part of these unaudited consolidated interim financial statements.

6

Unaudited Consolidated Statements of Changes In Shareholders’ Equity

PETROBRAS

Nine-month periods ended September 30, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2020	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	(691)	−	−	−	−	−	−	−	−	−	−	(691)	753	62
Net income	−	−	−	−	−	−	−	−	−	−	−	−	14,239	14,239	71	14,310
Other comprehensive income (loss)	−	−	−	(726)	584	2,277	32	−	−	−	−	−	−	2,167	(68)	2,099
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(1,128)	(6,086)	(7,214)	(69)	(7,283)
Balance at September 30, 2021	107,380	(279)	373	(74,662)	(24,006)	(12,757)	(1,142)	8,813	2,900	1,102	51,974	−	8,153	67,849	1,217	69,066
		107,101	373				(112,567)					64,789	8,153	67,849	1,217	69,066

Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	1	−	−	−	−	−	−	−	−	−	−	1	(166)	(165)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	28,378	28,378	101	28,479
Other comprehensive income	−	−	−	221	4,398	−	120	−	−	−	−	−	−	4,739	13	4,752
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(8,564)	(6,688)	(18,375)	(33,627)	(56)	(33,683)
Balance at September 30, 2022	107,380	(279)	1,144	(74,901)	(19,771)	(11,205)	(1,032)	9,769	3,084	1,220	43,486	−	10,003	68,898	297	69,195
		107,101	1,144				(106,909)					57,559	10,003	68,898	297	69,195

The notes form an integral part of these unaudited consolidated interim financial statements.
7

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, which include the full set of notes (2021 Financial Statements).

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 3, 2022.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The IFRS standards that became effective on January 1, 2022 resulted in no material effects on these unaudited condensed consolidated interim financial statements.

Regarding the Interest Rate Benchmark Reform (IBOR Reform), in order to prepare for the transition to alternative reference rates, the Company continues to monitor the pronouncements of regulatory authorities, aimed at adapting its financial instruments to the new benchmark. The Company has debts indexed to Libor (London Interbank Offered Rate), corresponding to 33.5% of total finance debt.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	09.30.2022	12.31.2021
Cash at bank and in hand	159	299
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	671	1,951
Other investment funds	207	163
	878	2,114
- Abroad
Time deposits	1,638	4,310
Automatic investing accounts and interest checking accounts	1,671	3,732
Other financial investments	28	12
	3,337	8,054
Total short-term financial investments	4,215	10,168
Total cash and cash equivalents	4,374	10,467

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.2.	Marketable securities
	09.30.2022	12.31.2021
Fair value through profit or loss	655	650
Amortized cost	1,805	44
Total	2,460	694
Current	2,411	650
Non-current	49	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost refer to investments abroad in time deposits with maturities exceeding three months from the contracting date and investments in floating-rate Bank Deposit Certificates with daily liquidity, with maturity of one year.

4.	Sales revenues
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Diesel	29,849	17,480	11,685	6,833
Gasoline	12,143	8,148	4,109	3,383
Liquefied petroleum gas	3,978	3,327	1,355	1,291
Jet fuel	3,925	1,456	1,534	629
Naphtha	1,964	1,219	629	526
Fuel oil (including bunker fuel)	1,099	1,268	381	545
Other oil products	4,373	3,080	1,484	1,197
Subtotal oil products	57,331	35,978	21,177	14,404
Natural gas	5,691	4,086	2,007	1,716
Oil	6,418	80	1,975	26
Renewables and nitrogen products	230	34	69	12
Breakage	462	200	188	39
Electricity	543	2,172	141	1,038
Services, agency and others	799	568	254	238
Domestic market	71,474	43,118	25,811	17,473
Exports	20,620	16,103	5,696	5,607
Oil	14,042	11,642	3,638	4,130
Fuel oil (including bunker fuel)	5,904	3,624	1,743	1,169
Other oil products	674	837	315	308
Sales abroad (*)	2,209	714	904	175
Foreign market	22,829	16,817	6,600	5,782
Sales revenues	94,303	59,935	32,411	23,255
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the the nine-month period ended September 30, 2022, sales to two clients of the refining, transportation and marketing segment represented individually 15% and 11% of the Company’s sales revenues. In the same period of 2021, one client of the same segment represented 15% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Raw material, products for resale, materials and third-party services (*)	(22,868)	(13,505)	(9,099)	(5,895)
Depreciation, depletion and amortization	(7,993)	(6,770)	(2,649)	(2,366)
Production taxes	(11,794)	(7,962)	(3,701)	(2,978)
Employee compensation	(1,239)	(1,475)	(426)	(624)
Total	(43,894)	(29,712)	(15,875)	(11,863)
(*) It Includes short-term leases and inventory turnover.

9

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
5.2.	Selling expenses
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Materials, third-party services, freight, rent and other related costs	(2,921)	(2,633)	(973)	(924)
Depreciation, depletion and amortization	(611)	(448)	(194)	(159)
Allowance for expected credit losses	(34)	13	(20)	7
Employee compensation	(72)	(69)	(26)	(27)
Total	(3,638)	(3,137)	(1,213)	(1,103)

5.3.	General and administrative expenses
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Employee compensation	(637)	(637)	(223)	(261)
Materials, third-party services, rent and other related costs	(246)	(168)	(85)	(56)
Depreciation, depletion and amortization	(73)	(65)	(26)	(20)
Total	(956)	(870)	(334)	(337)

6.	Other income and expenses
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Unscheduled stoppages and pre-operating expenses	(1,344)	(993)	(455)	(342)
Gains (losses) with legal, administrative and arbitration proceedings	(821)	(545)	(264)	(270)
Pension and medical benefits - retirees (*)	(795)	(1,255)	(304)	(816)
Performance award program	(400)	(347)	(153)	(152)
Losses with commodities derivatives	(135)	(56)	87	(14)
Operating expenses with thermoelectric power plants	(108)	(63)	(37)	(16)
Profit sharing	(103)	(93)	(38)	(35)
Transfer of rights on concession agreements	-	298	-	288
Results from co-participation agreements in bid areas (**)	2,862	667	(10)	667
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,138	222	292	118
Early termination and changes to cash flow estimates of leases	558	347	157	121
Reimbursements from E&P partnership operations	448	425	294	134
Government grants	330	30	124	26
Fines imposed on suppliers	175	124	59	47
Recovery of taxes (***)	53	543	12	37
Amounts recovered from Lava Jato investigation (****)	34	222	22	26
Others	(202)	(76)	37	24
Total	1,690	(550)	(177)	(157)
(*) In 2022, it includes US$ 67 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) It mainly refers to the gain related to the Co-participation Agreement of Atapu and Sépia (see note 16.2).
(***) In the nine-month period ended September 30, 2021, it includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.
(****) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.

10

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
7.	Net finance income (expense)
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Finance income	1,396	555	515	227
Income from investments and marketable securities (Government Bonds)	872	174	340	100
Other income, net	524	381	175	127
Finance expenses	(2,506)	(4,270)	(790)	(1,191)
Interest on finance debt	(1,786)	(2,325)	(563)	(669)
Unwinding of discount on lease liabilities	(961)	(895)	(337)	(303)
Discount and premium on repurchase of debt securities	(120)	(1,098)	(10)	(249)
Capitalized borrowing costs	795	747	260	269
Unwinding of discount on the provision for decommissioning costs	(394)	(579)	(127)	(195)
Other finance expenses , net	(40)	(120)	(13)	(44)
Foreign exchange gains (losses) and indexation charges	(3,016)	(4,767)	(1,249)	(3,898)
Foreign exchange gains (losses) (*)	(1)	(1,956)	(782)	(2,957)
Reclassification of hedge accounting to the Statement of Income (*)	(3,597)	(3,339)	(1,109)	(1,032)
Monetary restatement of dividends and dividends payable (**)	118	7	398	20
Recoverable taxes inflation indexation income (***)	74	489	29	15
Other foreign exchange gains (losses) and indexation charges, net	390	32	215	56
Total	(4,126)	(8,482)	(1,524)	(4,862)
(*) For more information, see notes 27.3a and 27.3c.
(**) In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of US$ 417 (US$ 20 in 2021), and to the expense on the indexation charges on dividends payable, in the amount of US$ 299 (US$ 13 in 2021).
(***) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

8.	Net income by operating segment
Consolidated Statement of Income by operating segment
Jul-Sep/2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	19,293	29,348	4,148	126	(20,504)	32,411
Intersegments	18,972	529	1,002	1	(20,504)	−
Third parties	321	28,819	3,146	125	-	32,411
Cost of sales	(7,427)	(26,607)	(2,646)	(137)	20,942	(15,875)
Gross profit (loss)	11,866	2,741	1,502	(11)	438	16,536
Income (expenses)	(437)	(675)	(590)	(661)	(3)	(2,366)
Selling	(7)	(440)	(760)	(3)	(3)	(1,213)
General and administrative	(6)	(48)	(15)	(265)	-	(334)
Exploration costs	(107)	-	-	-	-	(107)
Research and development	(159)	(1)	(1)	(26)	-	(187)
Other taxes	(8)	10	(16)	(79)	-	(93)
Impairment of assets	(4)	(251)	-	-	-	(255)
Other income and expenses	(146)	55	202	(288)	-	(177)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	11,429	2,066	912	(672)	435	14,170
Net finance expense	-	-	-	(1,524)	-	(1,524)
Results in equity-accounted investments	46	(23)	12	(3)	-	32
Net income / (loss) before income taxes	11,475	2,043	924	(2,199)	435	12,678
Income taxes	(3,885)	(703)	(310)	1,158	(148)	(3,888)
Net income (loss) for the period	7,590	1,340	614	(1,041)	287	8,790
Attributable to:
Shareholders of Petrobras	7,591	1,340	595	(1,050)	287	8,763
Non-controlling interests	(1)	−	19	9	−	27

11

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
Jan-Sep/2022
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	60,917	85,989	11,247	402	(64,252)	94,303
Intersegments	59,918	1,460	2,872	2	(64,252)	−
Third parties	999	84,529	8,375	400	-	94,303
Cost of sales	(23,279)	(74,941)	(7,897)	(409)	62,632	(43,894)
Gross profit (loss)	37,638	11,048	3,350	(7)	(1,620)	50,409
Income (expenses)	2,049	(2,055)	(2,295)	(2,103)	(10)	(4,414)
Selling	(12)	(1,309)	(2,297)	(10)	(10)	(3,638)
General and administrative	(30)	(127)	(49)	(750)	-	(956)
Exploration costs	(230)	-	-	-	-	(230)
Research and development	(524)	(7)	(4)	(78)	-	(613)
Other taxes	(47)	(15)	(35)	(148)	-	(245)
Impairment of assets	(127)	(295)	1	(1)	-	(422)
Other income and expenses	3,019	(302)	89	(1,116)	-	1,690
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	39,687	8,993	1,055	(2,110)	(1,630)	45,995
Net finance expense	-	-	-	(4,126)	-	(4,126)
Results in equity-accounted investments	154	153	71	(5)	-	373
Net income / (loss) before income taxes	39,841	9,146	1,126	(6,241)	(1,630)	42,242
Income taxes	(13,495)	(3,058)	(359)	2,593	556	(13,763)
Net income (loss) for the period	26,346	6,088	767	(3,648)	(1,074)	28,479
Attributable to:
Shareholders of Petrobras	26,349	6,088	696	(3,681)	(1,074)	28,378
Non-controlling interests	(3)	-	71	33	-	101

12

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
Jul-Sep/2021
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	14,628	20,500	3,444	89	(15,406)	23,255
Intersegments	14,289	438	647	32	(15,406)	−
Third parties	339	20,062	2,797	57	-	23,255
Cost of sales	(6,302)	(18,274)	(2,666)	(91)	15,470	(11,863)
Gross profit (loss)	8,326	2,226	778	(2)	64	11,392
Income (expenses)	3,706	(1,029)	(772)	(899)	(6)	1,000
Selling	5	(416)	(683)	(3)	(6)	(1,103)
General and administrative	(51)	(37)	(19)	(230)	-	(337)
Exploration costs	(133)	-	-	-	-	(133)
Research and development	(113)	(2)	(2)	(34)	-	(151)
Other taxes	(78)	(36)	(52)	(51)	-	(217)
Impairment of assets	3,201	(13)	(90)	-	-	3,098
Other income and expenses	875	(525)	74	(581)	-	(157)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	12,032	1,197	6	(901)	58	12,392
Net finance expense	-	-	-	(4,862)	-	(4,862)
Results in equity-accounted investments	29	257	12	(7)	-	291
Net income / (loss) before income taxes	12,061	1,454	18	(5,770)	58	7,821
Income taxes	(4,090)	(408)	(2)	2,652	(19)	(1,867)
Net income (loss) for the period	7,971	1,046	16	(3,118)	39	5,954
Attributable to:
Shareholders of Petrobras	7,971	1,046	3	(3,121)	39	5,938
Non-controlling interests	-	-	13	3	-	16

13

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Sep/2021
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Eliminations	Total
Sales revenues	39,803	53,480	8,306	360	(42,014)	59,935
Intersegments	39,013	1,011	1,832	158	(42,014)	−
Third parties	790	52,469	6,474	202	-	59,935
Cost of sales	(17,142)	(46,848)	(5,658)	(355)	40,291	(29,712)
Gross profit (loss)	22,661	6,632	2,648	5	(1,723)	30,223
Income (expenses)	2,728	(1,951)	(2,183)	(1,537)	(18)	(2,961)
Selling	-	(1,154)	(1,955)	(10)	(18)	(3,137)
General and administrative	(111)	(108)	(52)	(599)	-	(870)
Exploration costs	(538)	-	-	-	-	(538)
Research and development	(304)	(8)	(19)	(84)	-	(415)
Other taxes	(118)	(100)	(99)	(52)	-	(369)
Impairment of assets	3,099	(13)	(169)	1	-	2,918
Other income and expenses	700	(568)	111	(793)	-	(550)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	25,389	4,681	465	(1,532)	(1,741)	27,262
Net finance expense	-	-	-	(8,482)	-	(8,482)
Results in equity-accounted investments	85	885	85	445	-	1,500
Net income / (loss) before income taxes	25,474	5,566	550	(9,569)	(1,741)	20,280
Income taxes	(8,630)	(1,593)	(158)	3,819	592	(5,970)
Net income (loss) for the period	16,844	3,973	392	(5,750)	(1,149)	14,310
Attributable to:
Shareholders of Petrobras	16,847	3,972	333	(5,764)	(1,149)	14,239
Non-controlling interests	(3)	1	59	14	-	71

14

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Total

Jan-Sep/2022	7,819	1,692	334	52	9,897
Jan-Sep/2021	6,690	1,640	326	130	8,786

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Total

Jul-Sep/2022	2,561	578	127	1	3,267
Jul-Sep/2021	2,383	568	113	44	3,108

9.	Trade and other receivables
9.1.	Trade and other receivables
	09.30.2022	12.31.2021
Receivables from contracts with customers
Third parties	4,760	4,839
Related parties
Investees (note 28.1)	89	385
Subtotal	4,849	5,224
Other trade receivables
Third parties
Receivables from divestments (*)	946	2,679
Lease receivables	404	435
Other receivables	732	872
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	572	506
Subtotal	2,654	4,492
Total trade and other receivables, before ECL	7,503	9,716
Expected credit losses (ECL) - Third parties	(1,477)	(1,428)
Expected credit losses (ECL) - Related parties	(7)	(20)
Total trade and other receivables	6,019	8,268
Current	4,074	6,368
Non-current	1,945	1,900
(*) At September 30, 2022, it mainly refers to the receivables from the divestments of the company Breitener, and of the following fields: Rio Ventura, Roncador, Baúna, Miranga, Maromba, Pampo and Enchova, and Cricaré.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 434 as of September 30, 2022 (US$ 1,155 as of December 31, 2021).

The change in Receivable from divestments was mainly due to the receipt of US$ 950 related to the final installment for the sale of block BM-S-8, and to the receipt of US$ 1,000, related to the final installment for the sale of the Company’s 90% interest in Nova Transportadora do Sudeste (NTS).

15

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.2.	Aging of trade and other receivables – third parties
	09.30.2022		12.31.2021
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,124	(39)	7,059	(77)
Overdue:
1-90 days	127	(36)	218	(26)
91-180 days	41	(27)	40	(6)
181-365 days	38	(37)	51	(29)
More than 365 days	1,512	(1,338)	1,457	(1,290)
Total	6,842	(1,477)	8,825	(1,428)

9.3.	Changes in provision for expected credit losses
	2022 Jan-Set	2021 Jan-Set
Opening balance	1,448	1,596
Additions	98	50
Write-offs	(21)	(40)
Reversals	(64)	(64)
Transfer of assets held for sale	-	(8)
Translation adjustment	23	(38)
Closing balance	1,484	1,496
Current	215	155
Non-current	1,269	1,341

10.	Inventories
	09.30.2022	12.31.2021
Crude oil	3,810	3,048
Oil products	3,712	2,495
Intermediate products	645	532
Natural gas and Liquefied Natural Gas (LNG)	590	349
Biofuels	27	19
Fertilizers	1	8
Total products	8,785	6,451
Materials, supplies and others (*)	985	804
Total	9,770	7,255
(*) It mainly comprises production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In the nine-month period ended September 30, 2022, the Company recognized a US$ 7 loss within cost of sales, adjusting inventories to net realizable value (a US$ 3 reversal of cost of sales in the nine-month period ended September 30, 2021) primarily due to changes in international prices of crude oil and oil products.

At September 30, 2022, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Petros Foundation in 2008, in the estimated amount of US$ 1,031, after deducting the partial early settlement of the TFC relating to the Pension Difference and TFC Pre-70, made in February 2022, meeting the contractual conditions of the debt coverage as stated in the TCF.

16

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
11.	Taxes
11.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Taxes in Brazil
Income taxes	174	133	1,181	682	-	-
Income taxes - Tax settlement programs	-	-	47	43	297	300
	174	133	1,228	725	297	300
Taxes abroad	4	30	357	8	-	-
Total	178	163	1,585	733	297	300

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Net income before income taxes	42,242	20,280	12,678	7,821
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(14,361)	(6,896)	(4,310)	(2,660)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	736	-	353	-
Different jurisdictional tax rates for companies abroad	595	57	201	127
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(725)	(353)	(97)	(154)
Tax loss carryforwards (unrecognized tax losses)	(11)	82	(10)	103
Non-taxable income (non-deductible expenses), net (**)	92	265	24	22
Post-employment benefits	(262)	(427)	(76)	(337)
Results of equity-accounted investments in Brazil and abroad	130	381	10	102
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	25	903	10	903
Others	18	18	7	27
Income taxes	(13,763)	(5,970)	(3,888)	(1,867)
Deferred income taxes	(2,239)	(3,998)	(250)	(115)
Current income taxes	(11,524)	(1,972)	(3,638)	(1,752)
Effective tax rate of income taxes	32.6%	29.4%	30.7%	23.9%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings and payment of an administrative contribution over the TFC Pre-70 for the administrative funding of the PPSP-R pre-70 and PPSP-NE pre-70 plans.

Deferred income taxes - non-current

The composition of deferred tax assets and liabilities is set out in the following table:

17

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	09.30.2022	12.31.2021
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(584)	(1,362)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,554	4,382
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(15,726)	(12,924)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	1,909	3,490
Lease liabilities	Appropriation of the considerations	697	1,244
Provision for legal proceedings	Payments and use of provisions	724	605
Tax loss carryforwards	30% of taxable income compensation	647	1,827
Inventories	Sales, write-downs and losses	267	228
Employee Benefits	Payments and use of provisions	1,273	1,250
Others		172	635
Total		(6,067)	(625)
Deferred tax assets		494	604
Deferred tax liabilities (*)		(6,561)	(1,229)
(*) Changes in deferred tax liabilities are mainly due to the offsetting of the tax losses carryforwards and negative basis of CSLL, and to the use of the benefit of accelerated tax depreciation.

The changes in the deferred income taxes are presented as follows:

	Jan-Sep/2022	Jan-Sep/2021
Opening Balance	(625)	6,256
Recognized in the statement of income for the period	(2,239)	(3,998)
Recognized in shareholders’ equity	(2,266)	(884)
Translation adjustment	178	(88)
Use of tax loss carryforwards	(1,119)	(540)
Others	4	(9)
Closing balance	(6,067)	737

11.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Taxes in Brazil
Current / Non-current ICMS (VAT)	925	665	402	379	425	995	-	-
Current / Non-current PIS and COFINS (**)	235	418	2,370	2,030	38	499	76	45
Claim to recover PIS and COFINS	-	-	628	594	-	-	-	-
CIDE	1	6	-	-	2	42	-	-
Production taxes	-	-	-	-	2,181	2,147	68	21
Withholding income taxes	-	-	-	-	61	86	-	-
Tax Settlement Program	-	-	-	-	24	67	7	6
Others	37	48	264	249	114	142	78	70
Total in Brazil	1,198	1,137	3,664	3,252	2,845	3,978	229	142
Taxes abroad	60	46	11	9	21	23	-	-
Total	1,258	1,183	3,675	3,261	2,866	4,001	229	142
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes US$ 55 (US$ 104 as of December 31, 2021) related to exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS (contributions for the social security).

Claim to recover PIS and COFINS

The Company filed four civil lawsuits, in the Regional Federal Court of the Second Region, against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. Two lawsuits have resulted in judicialized debts (precatórios) in the amounts claimed by the Company.

Regarding the two remaining cases, both had rulings by the court favorable to the Company and, in one of them, the Brazilian Federal Government has already expressed its agreement.

18

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2022, the Company had non-current receivables of US$ 628 (US$ 594 as of December 31, 2021) related to PIS and COFINS, which are indexed to inflation.

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	09.30.2022	12.31.2021
Liabilities
Short-term employee benefits	1,460	1,289
Termination benefits	197	349
Post-employment benefits	9,289	9,880
Total	10,946	11,518
Current	2,205	2,144
Non-current	8,741	9,374

12.1.	Short-term employee benefits

Short-term benefits are expected to be settled wholly before twelve months after the end of the period in which the employees render the related service.

	09.30.2022	12.31.2021
Variable compensation program - PPP	412	461
Accrued vacation and 13th salary	703	440
Salaries and related charges and other provisions	245	270
Profit sharing	100	118
Total	1,460	1,289
Current	1,433	1,286
Non-current (*)	27	3
(*) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management

In the three and nine-month periods ended September 30, 2022 and 2021, the Company recognized the following amounts in the statement of income:

	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Salaries, accrued vacations and related charges	(2,265)	(2,052)	(807)	(741)
Variable compensation program - PPP (*)	(400)	(347)	(153)	(152)
Profit sharing (*)	(103)	(93)	(38)	(35)
Management fees and charges	−	(3)	5	3
Total	(2,768)	(2,495)	(993)	(925)
(*) In 2022, it includes reversals of provisions related to previous year.

12.1.1.	Variable compensation programs

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Directors approved the pay-out criteria for granting PPP 2021 to employees.

The PPP 2021 model establishes that, in order to trigger this payment, it is necessary to have net income for the year and a declaration and payment of distribution to shareholders.

On December 15, 2021, the Company’s Board of Directors approved the pay-out criteria for the program for 2022, maintaining the criteria of the PPP 2021.

19

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2022, the main changes related to the PPP were:

•	payment of US$ 507 relating to the PPP provisioned in 2021;
•	provision of US$ 400 for the PPP related to 2022, accounted for within other income and expenses.

Profit Sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of Petrobras had signed the agreement for the PLR for 2021 and 2022, before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration. In order for the PLR to be paid for 2021 and 2022, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets; results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas), to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

In the nine-month period ended September 30, 2022, the main changes related to the PLR were:

•	payment of US$ 129 relating to the PLR provisioned in 2021;
•	provision of US$ 103 for the PLR related to 2022, accounted for within other income and expenses.
12.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages.

During the second quarter of 2022, the wholly-owned subsidiary Transpetro launched a new voluntary severance program for its offshore employees, whose enrollment occurred between May 4, 2022 and July 14, 2022, and the deadline for the termination of employees will be December 3, 2022.

Thus, for the current programs, there are 11,565 adhesions accumulated through September 30, 2022 (11,418 through December 31, 2021).

	Jan-Sep/2022	Jan-Sep/2021
Opening Balance	349	900
Effects in the statement of income	5	(8)
Enrollments	6	30
Revision of provisions	(1)	(38)
Effects in cash and cash equivalents	(177)	(375)
Terminations in the period	(177)	(375)
Translation adjustment	20	(30)
Closing Balance	197	487
Current	82	315
Non-current	115	172

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

20

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2022, from the balance of US$ 82, US$ 30 refers to the second installment of 565 retired employees and US$ 167 refers to 1,666 employees enrolled in voluntary severance programs with expected termination by September 2025.

12.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major plans of post-employment benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	09.30.2022	12.31.2021
Liabilities
Health Care Plan - Saúde Petrobras	4,809	4,485
Petros Pension Plan - Renegotiated (PPSP-R)	3,038	3,233
Petros Pension Plan - Non-renegotiated (PPSP-NR)	685	658
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	310	817
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	253	511
Petros 2 Pension Plan (PP-2)	194	165
Other plans	−	11
Total	9,289	9,880
Current	691	651
Non-current	8,598	9,229

Health Care Plan

The health care plan Saúde Petrobras is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees, and is open to future employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the Company's supplementary pension plans is under the responsibility of Fundação Petrobras de Seguridade Social – Petros, which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2021 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (*)	PPSP-NR (*)
Deficit registered by Petros	1,388	139
Financial assumptions	(1,120)	(364)
Ordinary and extraordinary sponsor contributions	2,190	652
Changes in fair value of plan assets (**)	1,447	543
Others (including Actuarial valuation method)	145	200
Net actuarial liability recorded by the Company	4,050	1,169
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Deliberative Council of Petros approved the financial statements of the pension plans for the year ended December 31, 2021, sponsored by the Company.

21

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.3.1.	Amounts related to net actuarial liabilities (defined benefit plans)

Net actuarial liabilities represent the obligations of the Company related to defined benefit plans, net of the fair value of plan assets (when applicable), at present value, based on actuarial calculations which are revised annually by an independent qualified actuary.

Changes in the actuarial liabilities is presented as follows:

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Balance at December 31, 2021	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	346	109	25	459	−	939
Current service cost	7	1	10	79	−	97
Net interest	339	108	15	380	−	842
Cash effects	(1,212)	(389)	−	(268)	−	(1,869)
Contributions paid	(200)	(65)	−	(268)	−	(533)
Payments related to Term of financial commitment (TFC) (**)	(1,012)	(324)	−	−	−	(1,336)
Other changes	164	49	4	133	(11)	339
Others	−	−	1	1	(11)	(9)
Translation Adjustment	164	49	3	132	−	348
Balance at September 30, 2022	3,348	938	194	4,809	−	9,289
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It includes the payment of a portion of the TCF made on February 25, 2022.

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Balance at December 31, 2020	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	361	133	56	1,255	1	1,806
Past service cost	(1)	−	−	852	−	851
Present value of obligation	(730)	(33)	−	852	−	89
Plan assets transferred to PP-3	496	22	−	−	−	518
Sponsor contribution for PP-3	233	11	−	−	−	244
Current service cost	10	1	30	126	−	167
Net interest	334	127	26	277	1	765
Interest on the obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Recognized in Equity - other comprehensive income	(1,343)	(345)	−	(1,176)	2	(2,862)
Remeasurement effects recognized in other comprehensive income	(1,343)	(345)	−	(1,176)	2	(2,862)
Cash effects	(1,253)	(566)	−	(236)	−	(2,055)
Contributions paid (***)	(422)	(68)	−	(236)	−	(726)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(341)	(102)	−	−	−	(443)
Payments related to Term of financial commitment (TFC)	(490)	(396)	−	−	−	(886)
Other changes	(226)	(85)	(23)	(195)	(5)	(534)
Others	−	−	−	−	(1)	(1)
Translation Adjustment	(226)	(85)	(23)	(195)	(4)	(533)
Balance at September 30, 2021	5,063	1,833	510	5,004	14	12,424
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) On June 30, 2021, the Company prepaid the remaining balance of US$ 447.
(***) On September 30, 2021, the Company made a contribution to the PP-3 plan relating to the participants who migrated from the PPSP-R and PPSP-NR plans.

The net expense with pension and health plans is presented below:

22

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(25)	(4)	(15)	(167)	−	(211)
Related to retirees (other income and expenses)	(321)	(105)	(10)	(292)	−	(728)
Net costs for Jan-Sep/2022	(346)	(109)	(25)	(459)	−	(939)
Related to active employees (cost of sales and expenses)	(40)	(7)	(45)	(458)	(1)	(551)
Related to retirees (other income and expenses)	(303)	(121)	(11)	(797)	−	(1,232)
Obligations with contribution for the revision of the lump sum death benefit	(18)	(5)	−	−	−	(23)
Net costs for Jan-Sep/2021	(361)	(133)	(56)	(1,255)	(1)	(1,806)
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(8)	(1)	(5)	(55)	−	(69)
Related to retirees (other income and expenses)	(105)	(34)	(3)	(95)	−	(237)
Net costs for Jul-Sep/2022	(113)	(35)	(8)	(150)	−	(306)
Related to active employees (cost of sales and expenses)	(13)	(3)	(15)	(320)	(1)	(352)
Related to retirees (other income and expenses)	(100)	(43)	(4)	(670)	1	(816)
Obligations with contribution for the revision of the lump sum death benefit	−	−	−	−	−	−
Net costs for Jul-Sep/2021	(113)	(46)	(19)	(990)	−	(1,168)
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

12.3.2.	Contributions

In the nine-month period ended September 30, 2022, the Company contributed with US$ 1,869 to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 12.13.1), which includes the payment of the Term of Financial Commitment, in the amount of US$ 1,336.

In addition, the Company contributed with US$ 135 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 77 for PP-2 in 2021), whose amounts were expensed in the nine-month period ended September 30, 2022.

The collection of contributions for PP-3 started August 31, 2021.

13.	Provisions for legal proceedings, judicial deposits and contingent liabilities
13.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; (ii) tax notices for alleged non-compliance with ancillary obligations; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges; and (iii) penalties applied by ANP, mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.
23

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provisions for legal proceedings are set out as follows:

Non-current liabilities	09.30.2022	12.31.2021
Labor claims	744	716
Tax claims	389	306
Civil claims	1,135	820
Environmental claims	251	176
Total	2,519	2,018

	Jan-Sep/2022	Jan-Sep/2021
Opening Balance	2,018	2,199
Additions, net of reversals	552	416
Use of provision	(356)	(383)
Revaluation of existing proceedings and interest charges	264	74
Others	-	9
Translation adjustment	41	(111)
Closing Balance	2,519	2,204

In preparing its unaudited consolidated interim financial statements for the nine-month period ended September 30, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the nine-month period ended September 30, 2022, the increase in liabilities arises mainly from changes in the following cases: (i) US$ 376 in the provision for civil claims involving contractual matters; (ii) US$ 77 in the provision for tax claims for alleged non-compliance with ancillary obligations; partially offset by: (iii) US$ 91 decrease related to an agreement in arbitration for the collection of royalties on shale extraction.

13.2.	Judicial deposits
Non-current assets	09.30.2022	12.31.2021
Tax	7,158	5,790
Labor	863	796
Civil	1,847	1,275
Environmental	106	101
Others	72	76
Total	10,046	8,038

	Jan-Sep/2022	Jan-Sep/2021
Opening Balance	8,038	7,281
Additions	1,314	827
Use	(98)	(67)
Accruals and charges	635	153
Others	(6)	2
Translation adjustment	163	(348)
Closing Balance	10,046	7,848

In the nine-month period ended September 30, 2022, the Company made judicial deposits in the amount of US$ 1,314, mainly: (i) US$ 429 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) US$ 196 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) US$ 219 related to CIDE and PIS/COFINS on the chartering of platforms; and (iv) US$ 102 referring to IRPJ and CSLL in the deduction of expenses with Petros.

13.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

24

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	09.30.2022	12.31.2021
Tax	28,799	24,785
Labor	7,719	7,172
Civil - General	6,579	5,720
Civil - Environmental	1,329	1,192
Total	44,426	38,869

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of ICMS by several states; (v) collection of social security contributions over payments of bonuses; and (vi) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (ii) regulation agencies fines; and (iii) lawsuits related to contracts.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.

In the nine-month period ended September 30, 2022, the increase in the balance of contingent liabilities is mainly due to: (i) US$ 2,316 relating to the notice of infraction for the collection, by joint liability, of customs taxes and fines arising from imports under the Repetro regime, for use in the Frade consortium; (ii) US$ 734 in lawsuits in administrative and judicial stages discussing the difference in special interest and royalties in different fields, including unitization; (iii) US$ 437 referring to CIDE and PIS/COFINS on the chartering of platforms; (iv) US$ 331 in proceedings related to federal tax deductions taken that were subsequently challenged; and (v) US$ 295 referring to lawsuits involving ICMS collection on imports in operations with liquified petroleum gas derived from natural gas.; (vi) US$ 276 lawsuits requesting a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (vii) US$ 292 in civil matters involving contractual issues.

These effects were partially offset by: (i) US$ 1,206 transferred to remote loss relating to tax on services provided offshore; and (ii) US$ 292 for the write-off due to the conclusion of an agreement and review of amounts in lawsuits in which the state monopoly of piped gas services was discussed.

13.4.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of September 30, 2022, there are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. Therefore, the Brazilian Supreme Federal Court (STF) suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional time for analysis, the trial was suspended, and is pending the presentation of the vote by this last minister.

25

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2022, the balance of provisioned proceedings regarding RMNR amounts to US$ 150, while the contingent liabilities amount to US$ 6,389. During the period from July to September 2022, one of these actions became final in the Company’s favor and therefore there was a decrease in contingent liabilities related to this claim.

13.5.	Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam decided that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action is in the merit discussion stage.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Consumidores Financieros Asociación Civil para su Defensa ("Association"). This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals, thus the immunity will have to be reassessed by the lower court. The Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. Petrobras presented other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, there are no developments during the nine-month period ended September 30, 2022.

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, which are recorded as provisions for legal proceedings, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia.

13.6.	Arbitrations in Brazil

In the nine-month period ended September 30, 2022, there were no events that changed the assessment and information on arbitrations in Brazil.

13.7.	Legal proceedings - Compulsory Loan – Eletrobrás

In the nine-month period ended September 30, 2022, there were no events that changed the assessment on this proceeding.

13.8.	Lawsuits brought by natural gas distributors and others

In the nine-month period ended September 30, 2022, the Company obtained a favorable decision from the Superior Court of Justice (Superior Tribunal de Justiça - STJ) suspending the interim decision in favor of CEGÁS, which granted the extension of its gas supply contract for 6 months. With the loss of effectiveness of the preliminary decision due to the passage of time, the suspension previously granted became unnecessary, being extinguished. In another decision, the injunction that had been obtained by SC GÁS and that had extended, until April 2022, the price of the gas supply contract that was terminated on December 31, 2021, was revoked in a lower court judgement handed down on June 29, 2022. In relation to the lawsuit filed by the State of Minas Gerais, a request was granted to grant a suspensive effect to the appeal filed by Petrobras in view of the preliminary decision.

In October, 2022, agreements were signed between Petrobras, CEGÁS and SCGÁS, with the objective of ceasing the litigation and controversial issues in relation to the price of natural gas supplied, following the current economic conditions of this market.

26

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The commercialization of gas by Petrobras, in the states of Espírito Santo, Rio de Janeiro and Sergipe, has been taking place under the terms of the injunctions granted.

14.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by producing area:

	09.30.2022	12.31.2021
Onshore	483	873
Shallow waters	3,689	3,732
Deep and ultra-deep post-salt	8,086	8,420
Pre-salt	2,632	2,594
	14,890	15,619

Non-current liabilities	2022 Jan-Sep	2021 Jan-Sep
Opening balance	15,619	18,780
Adjustment to provision	38	7
Transfers related to liabilities held for sale (*)	(1,075)	(536)
Payments and use of provisions	(629)	(526)
Interest accrued	362	551
Others	(1)	3
Translation adjustment	576	(827)
Closing balance	14,890	17,452
(*) In the nine-month period ended September 30, 2022, it refers to the Golfinho and Camarupim Group (US$ 103), in Espírito Santo; the Albacora Leste Field (US$ 374), in Rio de Janeiro; the Norte Capixaba Group (US$ 32), in Espírito Santo state; and the Potiguar Group (US$ 566), in Rio Grande do Norte state, as set out in note 22. In the nine-month period ended September 30, 2021, it includes transfers to held for sale mainly related to: Alagoas Group (US$ 153), Papa-Terra Field (US$ 148), Peroá Group (US$ 109), Miranga Group (US$ 97) and Búzios Field (US$ 31).

15.	Property, plant and equipment
15.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation and impairment (****)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Additions	-	656	4,943	47	5,580	11,226
Decommissioning costs - Additions to / review of estimates	-	-	-	11	-	11
Capitalized borrowing costs	-	-	787	-	-	787
Signature Bonuses Transfers (*****)	-	-	-	1,177	-	1,177
Write-offs	(2)	(758)	(990)	(614)	(1,464)	(3,828)
Transfers (******)	83	3,713	(6,682)	3,016	-	130
Transfers to assets held for sale	(11)	(1,977)	(342)	(1,418)	(27)	(3,775)
Depreciation, amortization and depletion	(65)	(3,561)	-	(3,938)	(3,344)	(10,908)
Impairment recognition (note 17)	-	(53)	(269)	(42)	-	(364)
Impairment reversal (note 17)	-	12	2	11	-	25
Translation adjustment	71	1,933	595	1,240	470	4,309
Balance at September 30, 2022	2,459	53,091	14,966	35,337	18,267	124,120
Cost	4,187	100,792	24,267	63,236	27,953	220,435
Accumulated depreciation and impairment (****)	(1,728)	(47,701)	(9,301)	(27,899)	(9,686)	(96,315)

27

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Cost	5,450	107,199	27,544	60,902	23,780	224,875
Accumulated depreciation and impairment (****)	(2,407)	(48,519)	(12,101)	(29,736)	(7,911)	(100,674)
Additions	-	997	4,307	2	5,304	10,610
Decommissioning costs - Additions to / review of estimates	-	-	-	1	-	1
Capitalized borrowing costs	-	-	744	-	-	744
Signature Bonuses Transfers (****)	-	-	-	11,625	-	11,625
Write-offs	-	(638)	(372)	(1,641)	(128)	(2,779)
Transfers (******)	(44)	557	(2,981)	2,521	3	56
Transfers to assets held for sale	(2)	(1,521)	(569)	(623)	2	(2,713)
Depreciation, amortization and depletion	(76)	(3,131)	-	(3,136)	(3,163)	(9,506)
Impairment recognition	-	(186)	-	(8)	-	(194)
Impairment reversal	-	1,374	100	1,784	32	3,290
Translation adjustment	(101)	(2,679)	(686)	(1,665)	(802)	(5,933)
Balance at September 30, 2021	2,820	53,453	15,986	40,026	17,117	129,402
Cost	4,294	99,757	27,030	68,191	26,244	225,516
Accumulated depreciation and impairment (****)	(1,474)	(46,304)	(11,044)	(28,165)	(9,127)	(96,114)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 21 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas (oil and gas production properties).
(****) In the case of land and assets under construction, it refers only to impairment losses.
(*****) Transfer from intangible assets related to Atapu, Sepia and Itapu fields in 2022 (related to Búzios in 2021).
(*****) It includes mainly transfers between classes of assets and transfers from advances to suppliers.

28

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The useful life of assets depreciated by the linear method are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (25 to 50) (except land)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Right-of-use	8 (2 to 47)

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at September 30, 2022	9,071	7,976	1,220	18,267
Cost	12,410	13,809	1,734	27,953
Accumulated depreciation and impairment	(3,339)	(5,833)	(514)	(9,686)
Balance at December 31, 2021	9,840	5,997	1,215	17,052
Cost	13,362	11,267	1,753	26,382
Accumulated depreciation and impairment	(3,522)	(5,270)	(538)	(9,330)

15.2.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and other fields.

The table below presents changes on the reimbursements payable by Petrobras relating to AIPs submitted for approval by the ANP, presented within trade payables. This estimate reflects the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

	Jan-Sep/2022	Jan-Sep/2021
Opening balance	364	370
Additions/(Write-offs) on PP&E	(26)	(80)
Other income and expenses	12	36
Translation adjustments	10	(14)
Closing balance	360	312

15.3.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2022, the capitalization rate was 6.62% p.a. (6.24% p.a. for the nine-month period ended September 30, 2021).

29

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.	Intangible assets
16.1.	By class of assets
	Rights and Concessions (*)	Software	Goodwill	Total
Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	−	(1,062)
Addition	895	129	−	1,024
Capitalized borrowing costs	−	8	−	8
Write-offs	(12)	(1)	−	(13)
Transfers	(9)	(1)	−	(10)
Signature Bonuses Transfers (**)	(1,177)	−	−	(1,177)
Amortization	(3)	(53)	−	(56)
Impairment recognition	−	(1)	−	(1)
Translation adjustment	46	5	1	52
Balance at September 30, 2022	2,435	394	23	2,852
Cost	2,488	1,488	23	3,999
Accumulated amortization and impairment	(53)	(1,094)	−	(1,147)
Estimated useful life in years	(***)	5	Indefinite

Balance at December 31, 2020	14,714	210	24	14,948
Cost	14,803	1,245	24	16,072
Accumulated amortization and impairment	(89)	(1,035)	−	(1,124)
Addition	3	98	−	101
Addition - Signature Bonuses	98	−	−	98
Capitalized borrowing costs	−	3	−	3
Write-offs	(10)	−	−	(10)
Transfers	(92)	3	−	(89)
Signature Bonuses Transfers (**)	(11,625)	−	−	(11,625)
Amortization	(5)	(41)	−	(46)
Translation adjustment	(314)	(13)	(1)	(328)
Balance at September 30, 2021	2,769	260	23	3,052
Cost	2,819	1,290	23	4,132
Accumulated amortization and impairment	(50)	(1,030)	−	(1,080)
Estimated useful life in years	(***)	5	Indefinite
(*) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(**) Transfer to PP&E relating to Sépia, Atapu and Itapu in 2022 (Búzios in 2021).
(***) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

16.2.	Surplus volumes of Transfer of Rights Agreement

Búzios

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, in the amount of US$ 61, made prior to the start of the Co-Participation Agreement and not included in the total compensation amount, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda. (CNODC) and CNOOC Petroleum Brasil Ltda. (CPBL) in February 2022.

In addition, on March 4, 2022, Petrobras signed an agreement with its partner CPBL for the transfer of 5% of its interest in the Production Sharing Contract for the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, in the pre-salt layer of the Santos basin, to this company. The agreement results from the call option exercised by CNOOC on September 29, 2021.

The amount to be received by Petrobras at the closing of the operation is US$ 2,120, referring to the compensation and reimbursement of the signature bonus of CNOOC's additional interest, subject to price adjustments and to the fulfillment of conditions precedent, such as CADE, ANP and Ministry of Mines and Energy (MME) approval.

30

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

After the transaction becomes effective, Petrobras will hold an 85% interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, CNOOC will hold a 10% interest and CNODC a 5% interest. The total participation in this Búzios Co-participation Agreement, including the portions of the Transfer of Rights Agreement and of the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67% of CNODC.

At September 30, 2022, the assets and liabilities related to the transfer of 5% of its interest in the Production Sharing Contract to the Transfer of Rights Agreement are classified as held for sale.

Atapu and Sépia

On April 27, 2022, Petrobras signed the Production Sharing Contract for the surplus volume of the Transfer of Rights Agreement related to the Atapu field, in partnership with Shell Brasil Petróleo Ltda (Shell, 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies, 22.5%), and related to the Sépia field in consortium with TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas, 21%) and QP Brasil Ltda. (QP, 21%), according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held on December 17, 2021.

Also on April 27, 2022, the Company signed the Co-participation Agreements and the Amendments to the Agreement for the Individualization of Atapu and Sépia Production (AIPs), which are necessary to manage the coexisting deposits of the Transfer of Rights Agreement and the Production Sharing Contract (related to the surplus volume) of these areas.

The compensation to Petrobras for Atapu and Sépia, including an estimate of the gross-up of the taxes levied, pursuant to Ordinance No. 8 of April 19, 2021 of the MME, were paid by the partners in April 2022, totaling US$ 2,093 for Atapu and US$ 3,059 for Sépia.

The agreements became effective on May 2, 2022, when Pré-Sal Petróleo S.A. (PPSA) confirmed there was no settlement pending for this transaction, in accordance with the provisions of Ordinance No. 519 of May 21, 2021.

On the same date, a partial write-off of the assets associated with these fields was carried out, in exchange for the financial compensation, resulting in a transaction similar to a sale.

Furthermore, the Company accounted for an additional US$ 129 gain corresponding to the difference between the estimate and the final calculation of the gross-up of taxes levied on the gain on the transfer of assets to the Production Sharing regime, as provided for in the mentioned ordinance (US$ 60 for Atapu and US$ 69 for Sépia). These amounts were paid to Petrobras in July 2022.

The total gain in this operation was US$ 2,861 (US$ 1,018 for Atapu and US$ 1,843 for Sépia), accounted for within other income and expenses.

The signature bonus corresponding to the Company's participation in the Production Sharing Contract was US$ 416 for Atapu and US$ 424 for Sépia.

Since these agreements relate to the surplus volume of fields with technical and commercial feasibility already identified, the signature bonuses paid by the Company in the first quarter of 2022, totaling US$ 840, were transferred from intangible assets to property, plant and equipment after the Co-participation Agreements came into effect.

17.	Impairment
(Losses) / reversals	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Property, plant and equipment	(339)	3,096	(256)	3,202
Intangible assets	(1)	−	−	−
Assets classified as held for sale	(82)	(178)	1	(104)
Impairment losses	(422)	2,918	(255)	3,098
Investments	(8)	383	2	(8)
Net effect within the statement of income	(430)	3,301	(253)	3,090
Losses	(475)	(427)	(256)	(115)
Reversals	45	3,728	3	3,205

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

31

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2022, the Company recognized net impairment losses amounting to US$ 422, mainly due to:

•	postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, in the state of Rio de Janeiro, due to the termination of the agreement with the contractor responsible for the works, resulting in the recognition of a US$ 251 impairment loss in the CGU Itaboraí Utilities (taking into account a discount rate in constant currency of 5.40% p.a.);
•	definitive cessation of the operations of platform P-35, in the Marlim field, which led to the exclusion of this asset from the CGU North group and classification as a separate asset, resulting in the recognition of a US$ 52 impairment loss;
•	approval for the disposal of Golfinho group of fields, which comprises Golfinho field (which produces oil), Canapu field, which produces non-associated gas, and the exploratory block BM-ES-23. As a result, the Company assessed the recoverability of the carrying amount of these assets, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 51 impairment loss;
•	approval for the disposal of LUBNOR Refinery, in the state of Ceará, separating it from the Downstream CGU. As a result, the Company assessed the recoverability of the carrying amount of the refinery, considering the fair value net of disposal expenses, resulting in the recognition of a US$ 44 impairment loss.

In the nine-month period ended September 30, 2021, impairment reversals were recognized in the amount of US$ 2,918 (US$ 3,098 of impairment reversals in the third quarter of 2021), mainly relating to:

•	producing properties relating to oil and gas activities in Brazil: US$ 3,262 impairment reversal, mainly in the following CGUs: Roncador (US$ 860 impairment reversal), North group (US$ 714 impairment reversal), and Berbigão-Sururu group (US$ 388 impairment reversal), due to the changes in short-term Brent assumptions; and
•	oil and gas production and drilling equipment abroad: the Company decided to use in producing fields in the Santos basin, certain equipment that were previously part of platforms P-72 and P-73. Thus, considering estimated future cash flows for these assets, the Company recognized a US$ 27 impairment reversal.

These effects were partially offset by:

•	oil and gas production and drilling equipment in Brazil: the Company decided on the definitive discontinuation of use of platforms P-33 and P-26, in the Marlim field, resulting in their exclusion of CGU North group and testing for impairment as separate assets, with the recognition of a US$ 190 impairment loss;
•	approval of the sale of the company Breitener Energética S.A., located in Manaus, in the state of Amazonas, resulting in the recognition of a US$ 90 impairment loss; and
•	approval for the sale of thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia, resulting in a US$ 79 impairment loss, considering fair value net of selling expenses.
17.1.	Investment in publicly traded associate (Petrobras Distribuidora S.A. – BR Distribuidora)

On August 26, 2020 the Company’s Board of Directors approved the disposal of the remaining interest in BR Distribuidora and, on June 30, 2021, approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00) for the secondary public offering (follow on) of these shares, totaling US$ 2,252 (R$ 11,264 million), net of transaction costs.

Accordingly, considering the sale of the shares and the cash flows arising from this sale, a US$ 404 impairment reversal was accounted for in the nine-month period ended September 30, 2021. The transaction was closed in July 2021.

18.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Sep/2022	Jan-Sep/2021
Property plant and equipment
Opening Balance	1,994	3,024
32

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Additions	246	292
Write-offs	(14)	(158)
Transfers	(85)	(147)
Translation adjustment	66	117
Closing Balance	2,207	3,128
Intangible Assets	2,322	2,647
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,529	5,775
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(240)	(254)	(105)	(100)
Exploration expenditures written off (includes dry wells and signature bonuses)	(128)	(214)	(34)	(27)
Contractual penalties on local content requirements	140	(49)	32	(5)
Other exploration expenses	(2)	(21)	(1)	-
Total expenses	(230)	(538)	(108)	(132)
Cash used in:
Operating activities	241	275	106	101
Investment activities	1,102	449	122	204
Total cash used	1,343	724	228	305

Term of Conduct Adjustment with the ANP

In the nine-month period ended September 30, 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment (TAC) to offset local content fines related to:

•	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins;
•	5 concessions in which Petrobras operates in partnership with other companies, located in the Espírito Santo, Mucuri, Pernambuco-Paraíba and Potiguar basins.

The TAC provides for the conversion of fines into investment commitments in the Exploration and Production segment with local content. Under the terms of the agreement, Petrobras is committed to investing US$ 187 (R$ 1,011 million) in local content by December 31, 2026. As a result, all administrative proceedings related to the collection of fines arising from alleged non-compliance with local content in these concessions will be closed, resulting in a US$ 135 gain for the reversal of this liability as of September 30, 2022.

19.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,169 (US$ 1,574 as of December 31, 2021), which is still in force as of September 30, 2022, net of commitments undertaken. As of September 30, 2022, the collateral comprises crude oil from previously identified producing fields, pledged as collateral, in the amount of US$ 1,590 (US$ 1,243 as of December 31, 2021) and bank guarantees of US$ 579 (US$ 331 as of December 31, 2021).

33

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
20.	Investments
20.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (*)	Total
Balance at December 31, 2021	509	1,001	1,510
Investments	15	5	20
Transfer to assets held for sale	1	(58)	(57)
Restructuring, capital decrease and others	(2)	(14)	(16)
Results of equity-accounted investments	220	153	373
Translation adjustment	1	(1)	−
Other comprehensive income	1	119	120
Dividends	(173)	(105)	(278)
Balance at September 30, 2022	572	1,100	1,672

	Joint Ventures	Associates (*)	Total
Balance at December 31, 2020	813	2,460	3,273
Investments	6	9	15
Transfer to assets held for sale	(339)	(2,139)	(2,478)
Restructuring, capital decrease and others	-	(173)	(173)
Results of equity-accounted investments	149	1,351	1,500
Translation adjustment	3	(32)	(29)
Other comprehensive income	(1)	33	32
Dividends	(104)	(152)	(256)
Balance at September 30, 2021	527	1,357	1,884
(*) It includes Braskem and other investments.

21.	Assets by operating segment

The segment information reflects the financial information used in the decision-making process for resource allocation and performance evaluation carried out by the Company’s Board of Executive Officers (as Chief Operating Decision Makers).

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2022

Current assets	8,362	17,514	3,641	9,476	(9,524)	29,469
Non-current assets	106,322	22,395	7,450	9,626	−	145,793
Long-term receivables	6,201	2,797	599	7,552	−	17,149
Investments	400	1,076	165	31	−	1,672
Property, plant and equipment	97,316	18,416	6,615	1,773	−	124,120
Operating assets	87,185	15,881	4,652	1,436	−	109,154
Under construction	10,131	2,534	1,963	338	−	14,966
Intangible assets	2,405	106	71	270	−	2,852
Total Assets	114,684	39,909	11,091	19,102	(9,524)	175,262

Consolidated assets by operating segment - 12.31.2021

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025
Total Assets	113,146	34,388	10,589	21,898	(5,673)	174,348

34

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

					09.30.2022	12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	-	−	−	−	-	13
Trade receivables	-	−	−	−	-	31
Inventories	-	115	−	−	115	73
Investments	-	−	−	−	-	210
Property, plant and equipment	5,031	153	−	4	5,188	1,975
Others	-	2	−	−	2	188
Total	5,031	270	−	4	5,305	2,490
Liabilities on assets classified as held for sale
Trade payables	-	-	-	-	-	2
Finance debt	-	-	-	134	134	1
Provision for decommissioning costs	1,524	-	-	-	1,524	833
Others	-	-	-	-	-	31
Total	1,524	−	−	134	1,658	867

22.1.	Transactions pending closing at September 30, 2022

The significant transactions signed prior to January 1, 2022 and pending closing at September 30, 2022 are: (i) sale of the Company’s entire interest in Papa-Terra producing field; (ii) sale of onshore fields in the state of Sergipe; (iii) sale of Isaac Sabbá refinery (REMAN); (iv) sale of interest in Unidade de Industrialização de Xisto - SIX (a shale processing plant); and (v) the Transfer of Rights Agreement and the Production Sharing Contract for the surplus volume of the Búzios field (more information is presented in note 16).

Regarding the divestment of the REMAN refinery, on August 30, 2022, the Administrative Council for Economic Defense (CADE) approved this sale to Ream Participações S.A., following the signature of a Concentration Control Agreement. This transaction is still subject to some other conditions precedent, as provided for in the agreement signed in August 2021.

On October 1, 2022, the assets of REMAN and SIX, as well as its associated logistics assets, were transferred to Refinaria de Manaus S.A. and Paraná Xisto S.A., respectively, starting the operational phases of these companies.

The following table presents the transactions for which agreements were signed in the nine-month period ended September 30, 2022:

35

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further information
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with its associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields.	3R Potiguar SA, subsidiary of 3R Petroleum Óleo e Gás SA	January 2022	1,385	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields.	Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	February 2022	478	b
Sale of the Company's entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.	Petro Rio Jaguar Petróleo Ltda. (PetroRio), subsidiary of Petro Rio S.A.	April 2022	1,951	c
Sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará.	Grepar Participações Ltda.	May 2022	34	d
Sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	June 2022	15	e
(*) Amounts considered at the signing of the transaction, not including contingent assets. Transactions signed in Brazilian reais are translated to U.S. dollars with the closing exchange rate of the period.

These transactions may provide for price adjustments until the closing of the transaction and be also subject to the fulfillment of conditions precedent, such as approval by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP) and CADE.

a)	Sale of Potiguar group of fields and related assets

The agreement provides for the receipt of US$ 110 on the transaction signing date, US$ 1,040 at the transaction closing, and US$ 235 to be paid in 4 annual installments of US$ 58.75, starting in March 2024.

b)	Sale of Norte Capixaba group of fields

The agreement provides for the receipt of US$ 36 on the transaction signing date, and US$ 442 at the transaction closing and up to US$ 66 in contingent payments provided for in the contract, depending on future Brent prices.

c)	Sale of Albacora Leste concession

The agreement provides for the receipt of US$ 293 on the transaction signing date, US$ 1,658 at the transaction closing, and up to US$ 250 in contingent payments provided for in the contract, depending on future Brent prices.

d)	Sale of LUBNOR refinery

The agreement provides for the receipt of US$ 3 on the transaction signing date, US$ 10 at the transaction closing, and 3 annual installments of US$ 7 expected to occur from 2024 to 2026.

e)	Sale of interest in Golfinho and Camarupim concessions

The agreement provides for the receipt of US$ 3 on the transaction signing date, and US$ 12 at the transaction closing and up to US$ 60 in contingent payments provided for in the contract, depending on future Brent prices and the development of these assets.

36

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.2.	Transactions closed the nine-month period ended September 30, 2022
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/ (loss) (**)	Further infor-mation
Sale of the Company's entire interest in a set of seven onshore and shallow water fields called Alagoas group of fields, and of Alagoas Natural Gas Processing Unit, in the state of Alagoas.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	July 2021 (S) February 2022 (C)	300	335	a
Sale of the Company's entire interest in 14 onshore production fields (Recôncavo group of fields), in the state of Bahia	3R Candeias S.A, a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A.	December 2020 (S) May 2022 (C)	256	215	b
Sale of the Company's entire interest (27.88%) in Deten Química S.A (Deten), a petrochemical plant located in the industrial hub of Camaçari, in the state of Bahia.	Cepsa Química S.A.	April 2022 (S) July 2022 (C)	103	50	c
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gas e Energia S.A.	July 2021 (S) July 2022 (C)	391	173	d
Sale of the Company’s entire interest in Peroá group of fields, in the state of Espírito Santo	DBO Energia and OP Energia, currently 3R Offshore	January 2021 (S) August 2022 (C)	13	24	e
Sale of the Company's entire interest in Fazenda Belém and Icapuí onshore fields , named Fazenda Belém group of fields, located in the Potiguar Basin, in the state of Ceará	SPE Fazenda Belém S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.	August 2020 (S) August 2022 (C)	23	40	f
Total			1,086	837
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

The operations were concluded after the fulfillment of conditions precedent.

a)	Sale of Alagoas group of fields and related assets

The transaction was closed with the payment of US$ 240 to Petrobras in February 2022, in addition to the US$ 60 paid to Petrobras on the transaction signing date.

b)	Sale of Recôncavo group of onshore fields

The transaction was closed with the payment of US$ 246 to Petrobras in May 2022, in addition to the US$ 10 paid to Petrobras on the transaction signing date.

c)	Sale of Deten petrochemical plant

The transaction was closed with the payment of U$ 96 to Petrobras, including price adjustments such as the effects of inflation indexation and compensation of dividends received, in addition to the US$ 6 paid to Petrobras on the transaction signing date. In addition, US$ 1 was paid to Petrobras in September 2022 referring to the receipt of earn outs (tax credits) as provided for in the contract.

d)	Sale of Gaspetro

The full amount was paid to Petrobras on the transaction closing date.

e)	Sale of Peroá group of fields

The operation was closed with the payment of US$ 8, including price adjustments, in addition to the US$ 5 paid to Petrobras on the transaction signing date.

In addition to these amounts, Petrobras expects to receive up to US$ 43 in contingent payments, depending on future Brent prices and the development of these assets.

f)	Sale of Fazenda Belém group of fields

The operation was closed with the payment of US$ 5, including price adjustments, in addition to the US$ 9 paid to Petrobras on the transaction signing date.

Petrobras expects to receive the remaining balance in August 2023, including price adjustments.

37

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.3.	Price adjustments – transactions closed in previous periods
a)	Sale of RLAM refinery assets

The transaction closed in November 2021 included price adjustments provided for in the contract, for which the Company recognized US$ 68 in January 2022 within other income and expenses.

22.4.	Contingent assets from disposed investments

Some disposed assets provide for receipts subject to contractual clauses, especially related to the Brent variation in sales related to E&P assets.

The divestments that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Amounts subject to recognition	Assets recognized in Jan-Sep/2022	Assets recognized in previous periods

Sales in previous years
Riacho da Forquilha group of fields	December 2019	62	18	−
Pampo and Enchova group of fields	July 2020	650	125	36
Baúna field	November 2020	285	95	17
Frade field	February 2021	20	−	−
Ventura group of fields	July 2021	43	−	43
Miranga group of fields	December 2021	85	33	15
Cricare group of fields	December 2021	118	20	−
Sales in the period
Peroá group of fields	August 2022	43	−	−
Total			291	111

22.5.	Other operation

On March 23, 2022, the dissolution of Participações em Complexos Bioenergéticos S.A. – PCBios, in which Petrobras held 50%, was concluded, after approval at this company's Extraordinary General Meeting. There were no accounting effects arising from this transaction.

On August 18, 2022, Petrobras concluded an agreement with Edison S.p.A for the purchase of an additional 50% interest in the company Ibiritermo S.A., for the amount of U$ 1 (R$ 2,5 million), which became a wholly owned subsidiary. This transaction was classified as a business combination, with recognition of gain on bargain purchase of US$ 2.

22.6.	Cash flows from sales of interest with loss of control

In the nine-month periods ended September 30, 2022 and 2021, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in these subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Sep/2022
Gaspetro	391	(22)	369
Total	391	(22)	369
Jan-Sep/2021
PUDSA	62	(15)	47
Total	62	(15)	47

38

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	09.30.2022	12.31.2021
Banking Market	1,218	1,237
Capital Market	2,510	2,504
Development banks (*)	721	769
Others	6	7
Total	4,455	4,517
Abroad
Banking Market	9,495	8,525
Capital Market	14,290	19,527
Export Credit Agency	2,452	2,951
Others	163	180
Total	26,400	31,183
Total finance debt	30,855	35,700
Current	3,306	3,641
Non-current	27,549	32,059
(*) It includes BNDES, FINAME and FINEP

Current finance debt is composed of:

	09.30.2022	12.31.2021
Short-term debt	120	108
Current portion of long-term debt	2,749	3,063
Accrued interest on short and long-term debt	437	470
Total	3,306	3,641

The capital market balance is mainly composed of US$ 13,732 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,779 in debentures and US$ 559 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 88%, 2% and 10%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2034, do not require collateral and are not convertible into shares or equity interests.

At September 30, 2022, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2021.

23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2021	4,517	31,183	35,700
Proceeds from financing	572	1,958	2,530
Repayment of principal (*)	(931)	(6,561)	(7,492)
Repayment of interest (*)	(259)	(1,128)	(1,387)
Accrued interest (**)	296	1,399	1,695
Foreign exchange/ inflation indexation charges	96	(602)	(506)
Translation adjustment	164	151	315
Balance at September 30, 2022	4,455	26,400	30,855

39

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2020	8,854	45,035	53,889
Proceeds from financing	-	1,754	1,754
Repayment of principal (*)	(4,213)	(14,894)	(19,107)
Repayment of interest (*)	(245)	(1,613)	(1,858)
Accrued interest (**)	241	1,970	2,211
Foreign exchange/ inflation indexation charges	173	82	255
Translation adjustment	(228)	(200)	(428)
Balance at September 30, 2021	4,582	32,134	36,716
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the nine-month period ended September 30, 2022, the Company repaid several finance debts, in the amount of US$ 9,234 notably US$ 4,962 to repurchase and withdraw global bonds previously issued by the Company in the capital market.

In the nine-month period ended September 30, 2022, the Company raised funds in the amount of US$ 2,530, of which (i) US$ 1,244 through a Sustainability-Linked Loan, in the international banking market, maturing in 2027, and (ii) US$ 573 through the issuance of commercial notes in the Brazilian capital market due in 2030 and 2032.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Sep/2022			Jan-Sep/2021
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in finance debt	2,530	(7,492)	(1,387)	1,754	(19,107)	(1,858)
Repurchase of debt securities	−	(120)	−	−	−	−
Deposits linked to finance debt (*)	−	(184)	(51)	−	−	−
Net cash used in financing activities	2,530	(7,796)	(1,438)	1,754	(19,107)	(1,858)
(*) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

23.4.	Summarized information on current and non-current finance debt
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (*)	Fair Value

Financing in U.S.Dollars (US$):	1,329	2,639	3,236	2,569	1,529	12,927	24,229	23,644
Floating rate debt (**)	1,126	2,558	2,677	1,934	1,143	2,390	11,828
Fixed rate debt	203	81	559	635	386	10,537	12,401
Average interest rate p.a.	4.5%	6.6%	6.5%	6.2%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	150	467	650	216	423	2,548	4,454	4,311
Floating rate debt (***)	25	274	272	134	134	1,066	1,905
Fixed rate debt	125	193	378	82	289	1,482	2,549
Average interest rate p.a.	5.5%	6.9%	6.8%	6.4%	6.2%	6.6%	6.4%
Financing in Euro (€):	-	24	12	265	-	531	832	790
Fixed rate debt	-	24	12	265	-	531	832
Average interest rate p.a.	-	4.7%	4.7%	4.7%	-	4.7%	4.7%
Financing in Pound Sterling (£):	26	22	-	-	512	780	1,340	1,168
Fixed rate debt	26	22	-	-	512	780	1,340
Average interest rate p.a.	6.0%	6.2%	-	-	6.2%	6.4%	6.3%
Total as of September 30, 2022	1,505	3,152	3,898	3,050	2,464	16,786	30,855	29,913
Average interest rate	4.7%	6.6%	6.4%	6.2%	6.3%	6.6%	6.4%
Total as of December 31, 2021	3,641	2,973	3,988	3,449	2,832	18,817	35,700	37,891
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%
(*)The average maturity of outstanding debt as of September 30, 2022 is 12.04 years (13.39 years as of December 31, 2021).
(**) Operations with variable index + fixed spread.
(***) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

40

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 12,765 of September 30, 2022 (US$ 20,770 of December 31, 2021); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 17,148 as of September 30, 2022 (US$ 17,121 as of December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2022	2023	2024	2025	2026	2027 and thereafter	09.30.2022	12.31.2021
Principal	1,129	3,087	3,990	3,136	2,550	17,645	31,537	36,557
Interest	461	1,855	1,661	1,381	1,235	18,740	25,332	30,557
Total	1,590	4,942	5,651	4,517	3,785	36,385	56,869	67,114

A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

23.5.	Lines of credit
						09.30.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,250	−	8,250

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	370	−	370
Petrobras	Bradesco	6/1/2018	5/31/2023	370	−	370
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	370	−	370
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	61	−	61
Total				1,171	−	1,171
(*) In April 2021, the subsidiary PGT BV extended part of the Revolving Credit Facility. As such, US$ 2,050 will be available for withdrawal from February 28, 2024 until February 27, 2026.

24.	Lease liabilities

Changes in the balance of lease liabilities are presented below:

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,604	18,439	23,043
Remeasurement / new contracts	1,869	1,688	3,557
Payment of principal and interest	(1,209)	(2,797)	(4,006)
Interest expenses	257	732	989
Foreign exchange gains and losses	(59)	(595)	(654)
Translation adjustment	84	535	619
Transfers	−	(135)	(135)
Balance at September 30, 2022	5,546	17,867	23,413
Current			5,337
Non-current			18,076

41

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2020	4,340	17,310	21,650
Remeasurement / new contracts	549	4,267	4,816
Payment of principal and interest	(1,162)	(3,218)	(4,380)
Interest expenses	174	731	905
Foreign exchange gains and losses	97	794	891
Translation adjustment	(180)	(833)	(1,013)
Transfers	20	(17)	3
Balance at September 30, 2021	3,838	19,034	22,872
Current			5,690
Non-current			17,182

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2022	2023	2024	2025	2026	2027 onwards	Total
Balance at September 30, 2022	1,549	5,108	4,119	3,048	2,252	15,853	31,929
Balance at December 31, 2021	5,567	3,944	3,027	2,309	1,972	14,608	31,427

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the nine-month period ended September 30, 2022, amounted to US$ 864, representing 22% in relation to fixed payments (US$ 606 and 14% in the same period of 2021).

In the nine-month period ended September 30, 2022, the Company recognized lease expenses in the amount of US$ 108 relating to short-term leases (US$ 74 in the same period of 2021).

At September 30, 2022, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 77,055 (US$ 79,557 at December 31, 2021).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

25.	Equity
25.1.	Share capital (net of share issuance costs)

As of September 30, 2022 and December 31, 2021, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2022 and December 31, 2021, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2.	Distributions to shareholders

Dividends payable relating to 2021

On April 13, 2022, the Annual General Shareholders Meeting approved dividends relating to 2021, amounting to US$ 18,541 (corresponding to US$ 1.4215 per outstanding share), of which US$ 11,853 was anticipated during 2021 (updated by SELIC interest rate from the date of each payment to December 31, 2021) and US$ 6,688 of complementary dividends.

These complementary dividends of US$ 6,688 were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and paid on May 16, 2022 in the amount of US$ 6,987, equivalent to US$ 0.5356 per outstanding share, including the updated by the Selic interest rate from December 31, 2021 to the payment date, in the amount of US$ 299.

Anticipation of distribution to shareholders relating to 2022

In the nine-month period ended September 30, 2022, the Company’s Board of Directors approved the anticipation of distribution to shareholders, in the amount of US$ 26,522 (equivalent to US$ 2.0332 dollars per common and preferred outstanding share), based on the

42

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

use of a portion of profit retention reserve account (intermediate) and on the net income for the period from January to June 2022 (interim), as shown in the following table:

	Date of approval	Date of record	Amount per Share	Amount
1st intermediate dividends	05.05.2022	05.23.2022	0.1152	1,503
2nd intermediate dividends	07.28.2022	08.11.2022	0.5413	7,061
Total intermediate dividends by use of a portion of profit retention reserve			0.6565	8,564

1st interim dividends	05.05.2022	05.23.2022	0.5412	7,059
1st interim interest on capital	05.05.2022	05.23.2022	0.0859	1,121
2nd interim dividends	07.28.2022	08.11.2022	0.6677	8,710
2nd interim interest on capital	07.28.2022	08.11.2022	0.0819	1,068
Total interim dividends based on the net income of Jan-Jun/2022			1.3767	17,958

Total approved anticipations of dividends as of September 30, 2022			2.0332	26,522

Monetary restatement on paid anticipations			0.032	417

Total anticipations of dividends monetarily restated			2.0652	26,939
Amounts translated into U.S. dollars based on the exchange rate prevailing at the date of approval by the Company's Board of Directors.

The anticipation of distribution to shareholders were paid according to the date of record:

•	May 23, 2022 – US$ 9,683 paid in 2 equal installments of US$ 4,841.50 in June and July 2022; and
•	August 11, 2022 – US$ 16,839 paid in 2 equal installments of US$ 8,419.50 in August and September 2022.

According to the Company’s by-laws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of the fiscal year (US$ 417 as of September 30, 2022), and will be considered when determining the remaining dividends to be paid relating to 2022 when the annual amounts are calculated.

The interest on capital anticipated for the year 2022 resulted in a deductible expense which reduced the income tax expense by US$ 736. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

25.3.	Earnings per share
		Jan-Sep/2022			Jan-Sep/2021
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	16,191	12,187	28,378	8,124	6,115	14,239
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	2.18	2.18	2.18	1.09	1.09	1.09
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	4.36	4.36	4.36	2.18	2.18	2.18

		Jul-Sep/2022			Jul-Sep/2021
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	5,000	3,763	8,763	3,388	2,550	5,938
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.67	0.67	0.67	0.46	0.46	0.46
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	1.34	1.34	1.34	0.92	0.92	0.92
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

43

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	655	-	-	655
Commodity derivatives	16	4	-	20
Interest rate derivatives	-	9	-	9
Balance at September 30, 2022	671	13	-	684
Balance at December 31, 2021	650	23	−	673

Liabilities
Foreign currency derivatives	-	(481)	-	(481)
Commodity derivatives	−	(3)	-	(3)
Balance at September 30, 2022	−	(484)	-	(484)
Balance at December 31, 2021	(1)	(272)	−	(273)

The estimated fair value for the Company’s non-current debt, computed based on the prevailing market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27.	Risk management
27.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2022 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

44

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts - total (*)	(2,395)	(1,308)	16	(1)
Long position/Crude oil and oil products	6,781	1,380	-	-	2022
Short position/Crude oil and oil products	(9,176)	(2,688)	-	-	2022
Swap (**)					−
Long put/ Soybean oil (**)	3	-	−	−	2022
Long put/ Soybean oil (**)	(7)	(11)	1	-	2022
Options
Long put/ Soybean oil (**)	11	-	3	-	2022
Long put/ Soybean oil (**)	(21)	−	(2)	-	2022
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (***)	US$ 5	−	-	−	2022
Short position/Foreign currency forwards (BRL/USD) (***)	US$ 26	US$ 15	(1)	-	2022
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 583	(140)	23	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 442	(237)	(50)	2034
Swap - IPCA	R$ 3,008	R$ 3,008	9	(1)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(102)	(221)	2024/2029
Total recognized in the Statement of Financial Position			(453)	(250)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$, GBP and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Commodity derivatives
Other commodity derivative transactions - 27.2 (a)	(135)	(56)	87	(14)
Recognized in Other Income and Expenses	(135)	(56)	87	(14)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(390)	(94)	(234)	(91)
NDF – Pounds Sterling x Dollar - 27.3 (b)	−	9	−	−
Swap CDI x Dollar - 27.3 (b)	170	2	23	(54)
Others	−	1	−	−
	(220)	(82)	(211)	(145)
Interest rate derivatives
Swap - CDI X IPCA	(25)	(36)	(9)	(26)
	(25)	(36)	(9)	(26)
Cash flow hedge on exports - 27.3 (a)	(3,597)	(3,339)	(1,109)	(1,032)
Recognized in Net finance income (expense)	(3,842)	(3,457)	(1,329)	(1,203)
Total	(3,977)	(3,513)	(1,242)	(1,217)

	Gains/ (losses) recognized in other comprehensive income
	Jan-Sep/2022	Jan-Sep/2021	Jul-Sep/2022	Jul-Sep/2021
Cash flow hedge on exports - 27.3 (a)	6,664	883	(897)	(3,875)

	Guarantees given as collateral
	09.30.2022	12.31.2021
Commodity derivatives	82	15
Currency derivatives	417	27
Total	499	42

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2022 is set out as follows:

45

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(146)	(291)
Future and forward contracts	Soybean oil - price changes	1	−	−
Option	Soybean oil	1	5	13
Non-deliverable forwards (NDF)	Foreign currency - depreciation BRL x USD	(1)	2	2
		1	(139)	(276)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2022. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

27.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

27.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2022, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4066 exchange rate are set out below:

			Present value of hedging instrument notional value at 09.30.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2022 to September 2032	64,058	346,336

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	10,826	56,434
Exports affecting the statement of income	(8,598)	(43,848)
Principal repayments / amortization	(10,810)	(55,364)
Foreign exchange variation	-	(16,256)
Amounts designated as of September 30, 2022	64,058	346,336
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2022	74,496	402,768

In the nine-month period ended September 30, 2022, the Company recognized a US$ 160 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 15 gain in the same period of 2021).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 64.91%.

46

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2022 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	3,067	(1,043)	2,024
Reclassified to the statement of income - occurred exports	3,597	(1,223)	2,374
Balance at September 30, 2022	(29,957)	10,186	(19,771)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2020	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	(2,456)	835	(1,621)
Reclassified to the statement of income - occurred exports	3,339	(1,134)	2,205
Balance at September 30, 2021	(36,374)	12,368	(24,006)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2022-2026, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2022 is set out below:

	2022	2023	2024	2025	2026	2027	2028 a 2031	Total
Expected realization	(2,354)	(7,307)	(5,591)	(3,708)	(3,187)	(3,338)	(4,472)	(29,957)

b)	Information on ongoing contracts

As of September 30, 2022, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, as well as Swap - Pound sterling x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The parallel shock was estimated from the average term of swap contracts (25% of the future interest rate). A sensitivity analysis on CDI through a parallel shock keeping all other variables remaining constant, would result in the impacts shown in the following table:

Sensitivity Analysis	Result
Parallel increase of 300 basis points	(8)
Parallel reduction of 300 basis points	16

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (25% and 50% changes in the foreign exchange rates prevailing on September 30, 2022, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

47

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2022	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	6,198		(237)	1,550	3,099
Liabilities	(97,364)	Dollar/Real	3,720	(24,341)	(48,682)
Exchange rate - Cross currency swap	(556)		21	(139)	(278)
Cash flow hedge on exports	64,058		(2,448)	16,015	32,029
	(27,664)		1,056	(6,915)	(13,832)
Assets	841	Euro/Dollar	(7)	210	421
Liabilities	(1,705)		14	(426)	(853)
	(864)		7	(216)	(432)
Assets	1,343		(33)	336	672
Liabilities	(2,682)	Pound/Dollar	65	(671)	(1,341)
Non Deliverable Forward (NDF)	1,140		(28)	285	570
	(199)		4	(50)	(99)
Assets	2	Pound/Real	−	1	1
Liabilities	(18)		1	(5)	(9)
	(16)		1	(4)	(8)
Assets	4	Euro/Real	−	1	2
Liabilities	(16)		1	(4)	(8)
	(12)		1	(3)	(6)
Total at September 30, 2022	(28,755)		1,069	(7,188)	(14,377)
(*) At September 30, 2022, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.82% appreciation of the Real; Euro x Dollar: a 0.8 depreciation of the Euro; Pound Sterling x U.S. Dollar: a 2.51% depreciation of the Pound Sterling; Real x Euro: a 4.6% appreciation of the Real; and Real x Pound Sterling - a 6.2% appreciation of the Real. Source: Focus and Thomson Reuters.

27.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, maintaining all other variables constant.

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	11	14	16
LIBOR 6M	589	672	755
CDI	170	212	255
TJLP	66	83	99
IPCA	80	100	120
	916	1,081	1,245
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

27.5.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates is managed by the Company. Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

28.	Related-party transactions

The Company has a policy for related-party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

This policy also aims to ensure adequate and diligent decision-making process by the Company's key management.

48

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2022		12.31.2021
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	−	−	255	42
Petrochemical companies (associates)	16	1	26	12
Other associates and joint ventures	73	27	104	13
Subtotal	89	28	385	67
Brazilian government – Parent and its controlled entities
Government bonds	1,717	-	1,446	-
Banks controlled by the Brazilian Government	10,254	1,186	8,417	1,267
Petroleum and alcohol account - receivables from the Brazilian Government	572	-	506	-
Pré-Sal Petróleo S.A. – PPSA	-	167	−	−
Others	50	92	28	54
Subtotal	12,593	1,445	10,397	1,321
Pension plans	52	33	51	61
Total	12,734	1,506	10,833	1,449
Current	2,505	506	2,110	315
Non-Current	10,229	1,000	8,723	1,134
Total	12,734	1,506	10,833	1,449

The income/expenses of significant transactions are set out in the following table:

	2022	2021	2022	2021
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
BR Distribuidora (now called Vibra Energia)	−	12,745	−	5,137
Natural Gas Transportation Companies	−	(362)	−	(58)
State-controlled gas distributors (joint ventures)	1,196	1,719	−	685
Petrochemical companies (associates)	3,631	2,622	1,174	1,032
Other associates and joint ventures	92	272	3	153
Subtotal	4,919	16,996	1,177	6,949
Brazilian government – Parent and its controlled entities
Government bonds	151	38	58	18
Banks controlled by the Brazilian Government	24	(140)	54	(47)
Receivables from the Electricity sector	−	127	−	15
Petroleum and alcohol account - receivables from the Brazilian Government	53	37	7	15
Brazilian Federal Government - dividends	37	−	114	4
Pré-Sal Petróleo S.A. – PPSA	(438)	(81)	(267)	(14)
Others	2	(63)	7	(30)
Subtotal	(171)	(82)	(27)	(39)
Total	4,748	16,914	1,150	6,910
Revenues, mainly sales revenues	4,983	17,647	1,183	7,043
Purchases and services	(1)	(547)	(6)	(61)
Income (expenses)	(509)	(188)	(264)	(41)
Foreign exchange and inflation indexation charges, net	9	(73)	40	(28)
Finance income (expenses), net	266	75	197	(3)
Total	4,748	16,914	1,150	6,910

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 12.

49

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Economy, and by the MME. The total compensation is set out as follows:

		Jan-Sep/2022			Jan-Sep/2021
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.9	−	1.9	1.9	−	1.9
Social security and other employee-related taxes	0.6	−	0.6	0.5	−	0.5
Post-employment benefits (pension plan)	0.3	−	0.3	0.2	−	0.2
Variable compensation	2.0	-	2.0	−	-	−
Benefits due to termination of tenure	0.2	-	0.2	0.5	-	0.5
Total compensation recognized in the statement of income	5.0	−	5.0	3.1	−	3.1
Total compensation paid (*)	5.1	−	5.1	5.5	−	5.5
Monthly average number of members in the period	9.00	11.00	20.00	9.00	10.44	19.44
Monthly average number of paid members in the period	9.00	3.33	12.33	9.00	4.89	13.89
(*) The variable compensation (PPP) paid to management is included in the Executive Officers columns.

In the nine-month period ended September 30, 2022, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 10.4 (US$ 9.5 for the same period of 2021).

On April 13, 2022, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8 (R$ 39.59 million) from April 2022 to March 2023.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 469 thousand for the nine-month period ended September 30, 2022 (US$ 563 thousand with tax and social security costs). For the same period of 2021, the total compensation concerning these members was US$ 391 thousand (US$ 460 thousand with tax and social security costs).

29.	Supplemental information on statement of cash flows
	Jan-Sep/2022	Jan-Sep/2021
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,133	548
Transactions not involving cash
Purchase of property, plant and equipment on credit	19	-
Lease	5,439	5,290
Provision/(reversals) for decommissioning costs	10	1
Use of tax credits and judicial deposit for the payment of contingency	87	540
Assets received due to the increase of interest in concessions without disbursement	-	99
Remeasurement of property, plant and equipment acquired in previous periods	24	-

The final balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

50

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2022	Jan-Sep/2021
Reconciliation of the balance at the beginning of the period
Cash and cash equivalents in statements of financial position	10,467	11,711
Cash and cash equivalents classified as assets held for sale (note 22)	13	14
Cash and cash equivalents according to Statements of Cash Flows (opening balance)	10,480	11,725
Reconciliation of the balance at the end of the period
Cash and cash equivalents in statements of financial position	4,374	10,919
Cash and cash equivalents classified as assets held for sale (note 22)	−	6
Cash and cash equivalents according to Statements of Cash Flows (closing balance)	4,374	10,925

30.	Subsequent events

Petros Plan - Debt Confession Instrument (PED 2015)

On October 18, 2022, Petrobras signed a Debt Confession Instrument formalizing its commitment to pay extraordinary contributions related to the Deficit Settlement Plan - 2015 (PED 2015), implemented in 2017, for the Renegotiated and Non Renegotiated Petros Plans (PPSP-R and PPSP-NR). Payments of extraordinary contributions were not previously made because of court injunctions.

The amount owed by Petrobras is US$ 206 (R$ 1,114 million) and refers to the amounts not charged from July 2020 to December 2021. From this total, on October 28, 2022, the Company paid US$ 42 (R$ 229 million), and the remainder US$ 164 (R$ 885 million), will be paid in installments, on a parity basis with the payments of the participants of the plan.

The effects of this settlement plan have already been recognized in the Company’s financial statements in the years in which they were implemented.

Public Offering of Real Estate Receivables Certificates

On October 31, 2022, the Company released to the market a public offering for the distribution of real estate receivables certificates (CRI), in the amount ranging from US$ 277 (R$ 1,500 million) to US$ 333 (R$1,800 million). The CRIs are backed by book-entry commercial notes of the 2nd issue of Petrobras, without real or personal guarantee, in up to three series (Commercial Notes), for private placement.

Leniency agreements

In October 2022, as a result of leniency and collaboration agreements signed with the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the General Federal Inspector’s Office (Controladoria Geral da União) and the Federal Attorney General's Office (Advocacia-Geral da União), the Company recovered US$ 60 (R$ 324 million).

Distribution of remuneration to shareholders

On November 3, 2022, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 8,507, or R$ 43,684 million (US$ 0.6370 per outstanding preferred and common shares, or R$ 3.3489), of which US$ 7,988, or R$ 41,021 million, as an anticipation based on the net income for the three-month period ended September 30, 2022, and US$ 519, or R$ 2,663 million, as an intermediate distribution by use of a portion of the profit retention reserve, as presented in the following table:

	Date of record	Amount per Share	Amount
Anticipation of dividends (*)	11.21.2022	0.5114	6,671
Anticipation of interest on capital	11.21.2022	0.1010	1,317
Total anticipations based on the net income of Jul-Sep/2022		0.6124	7,988
Intermediate dividends by use of a portion of profit retention reserve	11.21.2022	0.0397	519
Total distribution to shareholders		0.6521	8,507
(*) Subsequently, the Executive Officers will define the form of distribution of this amount of dividends, whether in the form of dividends or interest on capital.
Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

These dividends and interest on capital will be paid in two equal installments, on December 20, 2022 and January 19, 2023, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2022.

For the purpose of calculating the total dividends to be paid relating to the fiscal year 2022, the amount related to the first installment will be adjusted by the Selic rate from the date of payment to the end of the fiscal year, and the amount related to the second installment will be adjusted by the Selic rate from December 31, 2022 until payment on January 19, 2023.

51

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of review of consolidated interim financial statements

We have reviewed the consolidated interim statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2022, the related consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2022 and 2021, the related consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and the related notes (collectively, the consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 30, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

November 3, 2022

52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer